EXHIBIT G

Proposed Form of Notice

SECURITIES AND EXCHANGE COMMISSION

(RELEASE NO. 35- )

FILING UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
April __, 2002

         By order dated November 8, 2000 in File No. 70-9699 as corrected by an order dated December 1, 2000 (collectively, the "Financing Order"), the Commission, based on the Application-Declaration on Form U-1/A filed in this proceeding on November 8, 2000 (as amended, the "Financing Application") authorized KeySpan Corporation ("KeySpan"), a registered holding company, and its Subsidiaries to engage in a program of external and intrasystem financings (including credit support arrangements), to organize and acquire the securities of specified types of entities (including exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs")), to pay dividends out of capital or unearned surplus, and to engage in other financial and structural transactions from time to time through December 31, 2003 (the "Authorization Period").

         Among other specific approvals granted in the Financing Order, the Commission authorized: (i) KeySpan, directly or indirectly through its affiliates or Subsidiaries, to invest up to 250% of KeySpan's consolidated retained earnings in EWGs and FUCOs ("EWG/FUCO Investment Approval"); (ii) KeySpan, subject to an aggregate amount of $5.1 billion ("Aggregate Financing Amount") and other financing parameters set forth in the Financing Application and Financing Order, to maintain existing financings, and issue and sell through the Authorization Period up to $1.5 billion of additional securities at any time outstanding ("Additional Financing Approval"); (iii) the Utility Subsidiaries,25 to the extent not exempt under Rule 52, to issue, sell and have outstanding at any one time during the Authorization Period new debt securities with maturities of one year or less up to the specified amounts ("Utility Short-Term Debt Amounts"); and (iv) KeySpan and the Subsidiaries to acquire the equity securities of one or more special-purpose subsidiaries organized solely to facilitate a financing and to guaranty the securities issued by such Financing Subsidiaries, to the extent not exempt pursuant to Rule 45(b) and Rule 52 ("Financing Subsidiary Approval").

25 As defined in the Financing Application, the “Utility Subsidiaries” are The Brooklyn Union Gas Company d/b/a KeySpan Energy Delivery New York (“KED NY”), KeySpan Gas East Corporation d/b/a KeySpan Energy Delivery Long Island (“KED LI”), KeySpan Generation LLC (“KeySpan Generation”), Boston Gas Company (“Boston Gas”), Essex Gas Company (“Essex Gas”), Colonial Gas Company (“Colonial Gas”), and EnergyNorth Natural Gas, Inc. (“ENGI”).

         KeySpan and the Subsidiaries now request the following modifications to the Financing Order with respect to the above-described approvals: (i) modification of the EWG/FUCO Investment Approval to permit KeySpan, either directly or through its affiliates or Subsidiaries, to make aggregate investments (as defined in Rule 53) up to $2.2 billion dollars in EWGs and FUCOs during the Authorization Period; (ii) an increase of the Additional Financing Amount from $1.5 billion to $2.2 billion, and an increase in the Aggregate Financing Amount from $5.1 billion to $5.8 billion, during the Authorization Period; (iii) an increase in the Utility Short-Term Debt Amounts during the Authorization Period; and (iv) modification of the Financing Subsidiary Approval to clarify that KeySpan, in addition to the Subsidiaries, can issue long term debt to such Financing Subsidiaries that may be subordinated to other long term debt issued by KeySpan from time to time.

         Except as stated in the application, KeySpan and the Subsidiaries are not seeking any other changes or modifications to the terms, conditions or limitations otherwise applicable under the Financing Order.

                                                     Jonathan G. Katz
                                                     Secretary